UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

David Foley

c/o The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to: Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100

1	Name of Reporting Person Peter G. Peterson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

Explanatory Note: This amendment to the statement on Schedule 13D filed on December 15, 2008 (the “Schedule 13D”) is being filed solely to report the effect of the previously announced retirement of Peter G. Peterson from The Blackstone Group L.P. None of the information in the Schedule 13D with respect to any other Reporting Person is being amended by this amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove any reference to Peter G. Peterson and is further supplemented by the addition of the following paragraph after the second to last paragraph thereof:

As previously announced, Mr. Peter G. Peterson retired from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date he also withdrew as a member (and accordingly as a Founding Member) of BMA II and BMA III, whereupon all of the powers and authorities of the Founding Members were vested exclusively in Stephen A. Schwarzman. Therefore Mr. Peterson will no longer be deemed to be the beneficial owner of any shares of Common Stock and, from and after the filing of this amendment, will no longer be a Reporting Person.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Schedule 13D is hereby amended and supplemented by the following:

(e)           As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

February 17, 2009
Dated
/s/ Peter G. Peterson
Signature
Peter G. Peterson
Name/Title